UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing one

Ordinary Share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

Ka Lok Wong Director, Greatest Dream Group Limited Suite 62, 6/F New Henry House, Central, Hong Kong (852) 3752 3890	With a copy to: Marcia Ellis, Esq. Morrison & Foerster LLP 33/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong (852) 2585 0784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 88337K104

1.	Names of Reporting Persons Jupiter Explorer Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88337K104

1.	Names of Reporting Persons Greatest Dream Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88337K104

1.	Names of Reporting Persons Ka Lok Wong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission by each of the Reporting Persons on March 5, 2018 (the “Schedule 13D”) related to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”) of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 2 of the Schedule 13D and Item 5 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 3.

On February 2, 2019 (the “Effective Date”), the Issuer and the Investor entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the Issuer and the Investor agreed to terminate, without liability to either party, the Share Purchase Agreement, effective as of the Effective Date. The foregoing description of the Termination Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is attached hereto as Exhibit 99.5.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On the Effective Date, the Reporting Persons ceased to hold beneficial ownership in the Ordinary Shares of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-b) Items 7 through 13 of the cover page to this Amendment No. 1 are incorporated herein by reference.

(c) Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Ordinary Shares on the Effective Date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D, as amended, is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (incorporated by reference to the Schedule 13D dated March 5, 2018)

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person (incorporated by reference to the Schedule 13D dated March 5, 2018)

99.3	Share Purchase Agreement, effective as of June 7, 2017, by and between The9 Limited and Ark Pacific Special Opportunities Fund I, L.P. (incorporated by reference to the Schedule 13D Amendment No. 1 dated July 21, 2017 filed by Ark Pacific Investment Management Limited)

99.4	Share Purchase, Variation, Assignment and Assumption Agreement, effective as of February 28, 2018, by and between The9 Limited, Ark Pacific Special Opportunities Fund I, L.P., Ark Pacific Investment Management Limited, and Jupiter Explorer Limited (incorporated by reference to the Schedule 13D Amendment No. 2 dated March 2, 2018 filed by Ark Pacific Investment Management Limited)

99.5	Termination Agreement, effective as of February 2, 2019, by and between The9 Limited and Jupiter Explorer Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

February 21, 2019

JUPITER EXPLORER LIMITED
By: Greatest Dream Group Limited Its: Director

By:	/s/ Ka Lok Wong
Name: Ka Lok Wong
Title: Director

GREATEST DREAM GROUP LIMITED

By:	/s/ Ka Lok Wong
Name: Ka Lok Wong
Title: Director

KA LOK WONG

By:	/s/ Ka Lok Wong